Exhibit 99.4

PRESS RELEASE

Greenfire Resources Reports Voting Results from 2024
Annual Meeting of Shareholders

CALGARY, ALBERTA – May 15, 2024 - Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce the voting results from its annual meeting of shareholders held May 15, 2024 in Calgary, Alberta (the “Meeting”).

Voting Results from the Meeting

Each of the matters voted upon at the Meeting is discussed in detail in the Company’s Management Information Circular dated April 2, 2024, which is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.greenfireres.com/investors/#meetings.com.

A total of 51,699,992 Common Shares representing approximately 75 percent of the Company’s issued and outstanding Common Shares were voted in person and by proxy at the Meeting. The voting results for each matter presented at the Meeting are provided below.

1. Election of Directors

The following six nominees were appointed as directors of Greenfire to serve until the next annual meeting of the shareholders of the Company, or until their successors are elected or appointed, subject to the provisions of the Business Corporations Act (Alberta) and the by-laws of the Company:

Nominee	Votes For	Votes Withheld
Robert Logan	100%	NIL
Julian McIntyre	99.89%	0.11%
Matthew Perkal	100%	NIL
Jonathan Klesch	99.68%	0.32%
Venkat Siva	99.97%	0.03%
W. Derek Aylesworth	100%	NIL

2. Appointment of Auditors

Deloitte LLP, Chartered Professional Accountants, were appointed to serve as the auditors of the Company until the next annual meeting of the shareholders of the Company, at remuneration to be fixed by the directors of the Company.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW

Suite 1900

Calgary, AB T2P 2V7

investors@greenfireres.com

greenfireres.com